

October 27, 2009

By U.S. Mail and Facsimile to (918) 588-6999

Mr. John C. Morrow
Chief Accounting Officer
BOK Financial Corporation
Bank of Oklahoma Tower
P.O. Box 2300
Tulsa, Oklahoma 74192

> **Re:** **BOK Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for the Quarterly Period ended March 31, 2009**
> **Form 10-Q for the Quarterly Period ended June 30, 2009**
> **File No. 0-19341**

Dear Mr. Morrow:

We have reviewed your response letter dated May 28, 2009 and have the following comments. Where indicated, we think you should revise your future documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarterly Period Ended June 30, 2009

Financial Statements

Notes to the Consolidated Financial Statements

General

1.   Please revise your future quarterly filings to provide the disclosures required by paragraph 20(a) of SFAS 114. Please note that such disclosures are required as of each balance sheet date, including quarterly periods.

Note (2) Securities, page 17

2.   Please expand future filings to provide the disclosures of total other-than-temporary impairment recognized in accumulated other comprehensive income by major security type as of each date for which a statement of financial position is presented pursuant to amended paragraph 19 of SFAS 115.

Note (10) Fair Value Measurements, pages 25-27

3.   Please expand the disclosures in future filings to ensure that you provide all of the information required by SFAS 157 paragraphs 32 and 33.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Loans Charged Off, page 60

4.   The staff notes that the company had non-accruing commercial energy loans in the amount of $47 m related to SemGroup Energy Partners, LP. The disclosure states that this amount represents one-third of the company's pre-bankruptcy amounts due from SemGroup. Please tell us how the company determined the amount of non-accrual loans as well as the provisioning and charge-offs to date related to these loans.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        You may contact Christina Harley, Staff Accountant, at (202) 551-3695, or me at (202) 551-3492 if you have any questions.

Sincerely,

John Nolan
Senior Assistant Chief Accountant